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                                                       SEC FILE NUMBER 0-29020
                                                     ---------------------------
                                                            CUSIP NUMBER
                                                            6254 44 10 4
                                                     ---------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                 For Period Ended:             December 31, 2002
                                  -----------------------------------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 -------------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

ViewCast.com, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Multimedia Access Corporation
--------------------------------------------------------------------------------
Former Name if Applicable

17300 N. Dallas Pkwy, Suite 2000
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75248
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)    The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without
                         unreasonable effort or expense;
      [X]         (b)    The subject annual report, semi-annual report,
                         transition report on Form 10-K, Form 20-F, 11-K, Form
                         N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)    The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

See Exhibit A attached hereto.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (2-99)

   PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

                  Laurie L. Latham                          (972)                                488-7200
         -----------------------------------         --------------------           ---------------------------------
                      (Name)                              (Area Code)                        (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes [ ] No

       -------------------------------------------------------------------------

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    |X|Yes [ ]No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit B attached hereto.
--------------------------------------------------------------------------------

                               ViewCast.com, Inc.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date: March  31, 2003                        By:  /s/ Laurie L. Latham
                                                     --------------------
                                                    Laurie L. Latham
                                                    Chief Financial Officer

   INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    EXHIBIT A
                                       To
                                   Form 12b-25

         The Company's report on Form 10-K could not be filed without unreasonable expense or delay within the prescribed time period because information required for completion and filing is not yet available due to the Company's acquisition of Delta Computec, Inc. in October 2002 which has caused a delay in consolidating and finalizing financial results and incorporating the information into a comprehensive Form 10-K.

                                    EXHIBIT B
                                       To
                                   Form 12b-25

         In response to Part IV (3), the Company estimates revenues for the year ended December 31, 2002 to be $10.43 million, up 31.1% from the $7.95 million reported during the same period a year ago. Operating expenses for the year ended December 31, 2002 are estimated to be $9.36 million, a decrease of 27.8% from the $12.96 million reported in 2001. Net loss for 2002 is estimated to be $4.12 million, a 54.6% improvement over the net loss of $9.07 million reported during 2001. The Company anticipates that any additional adjustments to these results would not be significant in nature.